UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on October 31, 2017 under the title “Notice regarding the Convocation of Extraordinary General Meeting of Shareholders” (the “Original Report”) solely to correct a date appearing therein. This Amended Report amends the Original Report to change the expiration date of the term of office for Mr. Yin Hur, our nominee for non-standing director, from the date of the 11th annual general meeting of shareholders, which is expected to be held in March 2019, to the date of the 12th annual general meeting of shareholders, which is expected to be held in March 2020, under “Agendum 2. Appointment of a non-standing director” of “Details of the Agenda for Extraordinary General Meeting of Shareholders” of the Original Report. No other change to the Original Report is made by this Amended Report.

The entirety of the Original Report, as amended by this Amended Report, is set forth below.

Notice regarding the Convocation of Extraordinary General Meeting of Shareholders

Meeting Description

• Date and Time:	Monday, November 20, 2017, 10:00 A.M. local time

• Venue:	Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

Agenda

1)	Appointment of an executive director

-	Executive director candidate: Mr. Jong Kyoo Yoon

2)	Appointment of a non-standing director

-	Non-standing director candidate: Mr. Yin Hur

3)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank and others)*

-	Non-executive director candidate: Mr. Seung Soo Ha

4)	Amendment of the Articles of Incorporation (proposed by the Labor Union of Kookmin Bank and others)*

*	Shareholders’ proposal from the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Details of the Agenda for Extraordinary General Meeting of Shareholders

Agendum 1. Appointment of an executive director

Nominee for Executive Director

Name (Date of Birth)	Main Position	Career	Nominating Entity	Business Transactions with KB Financial Group during the last 3 years	Term of Office
Jong Kyoo Yoon (Re-appointment) (10/13/1955)	• Chairman & CEO, KB Financial Group • President & CEO, Kookmin Bank

•    Chairman & CEO, KB Financial Group

•    President & CEO, Kookmin Bank

•    Deputy President, Chief Financial Officer and Chief Risk Officer, KB Financial Group

•    Senior Advisor, Kim & Chang

•    Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank

•    Senior Executive Vice President, Chief Financial Officer and Chief Strategy Officer, Kookmin Bank

•    Senior Partner, Samil Accounting Corporation

			Board of Directors (Extended Corporate Governance Committee)	None	3 years

Agendum 2. Appointment of a non-standing director

Nominee for Non-standing Director

Name (Date of Birth)	Main Position	Career	Nominating Entity	Business Transactions with KB Financial Group during the last 3 years	Term of Office
Yin Hur (New appointment) (12/19/1961)	• Senior Executive Vice President, Sales Group, Kookmin Bank

•    Senior Executive Vice President, Sales Group, Kookmin Bank

•    Senior Managing Director, Strategy & Finance Planning Group

•    Managing Director, Credit Analysis Division, Kookmin Bank

•    General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank

•    General Manager, Shinrim Nambu Branch, Kookmin Bank

•    General Manager, Dongbu Corporate Banking Branch, Kookmin Bank

			Board of Directors	None	2 years and 4 months*

*	The term of office of Mr. Yin Hur will expire on the date of 12th annual general meeting of shareholders, which is expected to be held in March 2020.

Agendum 3. Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank and others)

Nominee for Non-executive Director

Name (Date of Birth)	Main Position	Career	Nominating Entity	Business Transactions with KB Financial Group during the last 3 years	Term of Office
Seung Soo Ha (New appointment) (12/13/1968)	• Lawyer

•    Co-head, Solidarity for Proportional Democracy (Current)

•    Steering Committee Member, the Center for Freedom of Information and Transparent Society (Current)

•    Director, Pressian Cooperative (Current)

•    Associate professor, Jeju National University Law School

•    Head, the Center for Freedom of Information and Transparent Society

•    Lawyer, Certified Public Accountant

			Shareholders’ Proposal (by the Labor Union of Kookmin Bank and others)	None	2 years

Agendum 4. Amendment of the Articles of Incorporation (proposed by the Labor Union of Kookmin Bank and others)

The following table sets forth a summary of the proposed amendments to the Articles of Incorporation:

Current	Proposed Amendment	Reasons for Amendment
Article 48 (Committees)	Article 48 (Committees)	Shareholders’ proposal (by the Labor Union of Kookmin Bank and others)
(1) (Omitted)	(1) (Omitted)
1. Risk Management Committee;	1. Risk Management Committee;
2. Evaluation and Compensation Committee;	2. Evaluation and Compensation Committee;
3. Non-executive Director Nominating Committee;	3. Non-executive Director Nominating Committee;
4. Audit Committee Member Nominating Committee;	4. Audit Committee Member Nominating Committee;
5. Corporate Governance Committee; and	5. Corporate Governance Committee; and
6. Audit Committee	6. Audit Committee
(2) (Omitted)	(2) (Omitted)
(3) (Omitted)	(3) (Omitted)
(4) (Newly added)

(4)    The chief executive officer shall not be a member of the committees set forth in paragraph (1) above and the chairperson of each committee set forth in Items 3 to 5 of paragraph (1) above shall be the non-executive director who is the chairman of the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 10, 2017	By: /s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee

	Title:	Managing Director and Chief Financial Officer